

Mail Stop 3561

May 2, 2017

Mr. Stephen J. Priest
Chief Financial Officer
Jetblue Airways Corp
27-01 Queens Plaza North
Long Island City, NY 11101

Re: Jetblue Airways Corp
Form 10-K for the Year Ended December 31, 2016
Filed February 17, 2017
File No. 000-49728

Dear Mr. Priest:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure